UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

UNIVERSAL TRANSIT CORP.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> New Jersey
>
> ***Date of Organization:***
>
> October 23, 2020

Physical Address of Issuer:

40 Symmes Drive, Manalapan Township, NJ 07726

Website of Issuer:

https://universaltransit.com

Is there a co-issuer?___yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the offering, the issuer shall pay the intermediary cash proceeds equal to the greater of (A) twelve thousand dollars ($12,000.00) or (B) five and one-half percent (5.5%) of the amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one quarter percent (1.25%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

400,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$400,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

August 5, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,415,353	$839,690
Cash & Cash Equivalents	$57,621	$ 6,943
Accounts Receivable	$239,697	$0
Short-term Debt	$691, 823	$593,621
Long-term Debt	$1,432,610	$0
Revenues/Sales	$9,681,210	$8,078,169
Cost of Goods Sold*	$5,383,838	$6,047,614
Taxes Paid	$9,527	$8,939
Net Income	$44,850	$36,069

* This category is represented as "cost of revenue" on the Financial Statements.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

UNIVERSAL TRANSIT CORP.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF

THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $400,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $200,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by August 5, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**</u>

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/universal-transit (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

<u>*Conversion Upon the First Equity Financing*</u>

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $28,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

<u>*Conversion After the First Equity Financing*</u>

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>*Conversion Upon a Liquidity Event Prior to an Equity Financing*</u>

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $28,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which

in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Issuer ("**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the offering, the issuer shall pay the intermediary cash proceeds equal to the greater of (A) twelve thousand dollars ($12,000.00) or (B) five and one-half percent (5.5%) of the amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one and one quarter percent (1.25%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one quarter percent (1.25%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before

making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not 8 otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a demanding and rapidly changing environment.

To succeed, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We incorporate AI solutions into our product. Our business may be harmed if the AI we use is, or is alleged to be, deficient, inaccurate, or biased. AI presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution and governmental regulation of AI will require significant resources to develop and implement ethically to minimize unintended, harmful impact.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

There is no assurance that our revenue and business model will be successful

We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our customers to engage in more products across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Our business is subject to general economic and business factors that are largely beyond our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of general economic and business factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. These factors include excess capacity in the trucking industry, strikes or other work stoppages, and significant increases or fluctuations in interest rates, fuel taxes, fuel prices, and license and registration fees. We are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services.
It is not possible to predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events and the subsequent effects on the economy or on consumer confidence in the United States, or the impact, if any, on our future results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Economic recessions and other factors that reduce freight volumes could have a material adverse impact on our business.

The auto transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and cause us to not reach our long-term growth goals.

Higher carrier prices may result in decreased net revenues.

Carriers can be expected to charge higher prices if market conditions warrant, or to cover higher operating expenses. Our net revenues and income from operations may decrease if we are unable to increase our pricing to our customers. Increased demand for truckload services and pending changes in regulations may reduce available capacity and increase carrier pricing.

Regulatory Compliance and Changes in our Industry may have an impact on Profitability and Operational Efficiency.

The auto transportation industry is subject to a wide range of regulations at both the national and international levels, including safety standards, environmental regulations, hours of service for drivers, and vehicle maintenance requirements. Compliance with these regulations incurs costs, and failure to comply can result in significant fines, legal liabilities, and reputational damage. Moreover, the industry faces the risk of regulatory changes, such as stricter emissions standards or changes in cross-border trade policies, which can impose additional operational and compliance costs.

Our industry is consolidating and if we cannot gain sufficient market presence, we may not be able to compete successfully against larger companies in our industry.

There currently is a trend within our industry towards consolidation of the niche players into larger companies that are attempting to increase global operations through the acquisition of regional and local freight forwarders, brokers, and other freight logistics providers. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the

benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the offering, the issuer shall pay the intermediary cash proceeds equal to the greater of (A) twelve thousand dollars ($12,000.00) or (B) five and one-half percent (5.5%) of the amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B- CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Universal Transit is revolutionizing the auto transportation sector by integrating advanced AI technologies. The issuer's unified platform enhances efficiency through dynamic pricing, advanced load matching, and optimal routing, addressing the industry's need for modernization. The Issuer was incorporated in New Jersey on October 23, 2020.

The Issuer also conducts its business through subsidiary company. SHIPOPS CORP., which is 100% owned by the Issuer. SHIPOPS CORP was incorporated in New Jersey on May 2, 2022, acquired by the Issuer on December 14, 2022, now headquartered in Ohio. Subsidiary company serves as motor carrier, moving cars across the states in US.

Business Plan

The Issuer has developed a comprehensive auto transportation platform that seamlessly connects carriers and shippers, significantly reducing empty truck mileage and ensuring the right capacity is available when and where it's needed. The issuer has achieved a truck load capacity exceeding 75% across its network, marking a 25% improvement over the industry average. One of the Issuer's nearest goals is to reduce empty truck miles in its network by up to 90%, addressing an issue that costs the industry billions of dollars and significantly impacts emissions. In concert with this, the Issuer aims to reduce operational costs by up to 15%, further enhancing its efficiency and cost-effectiveness.

The Issuer plans to significantly expand its business by increasing sales and marketing, and investing in core technology and product development. The capital we raise here will empower us to increase sales and marketing efforts, improve our production process and expand our core technology and product development as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Universal Transit Platform	An all-in-one solution for car shipping tasks, connecting shippers with carriers. It enables instant dynamic pricing, advanced load matching, bidding, and negotiation, effectively automating and digitizing the entire vehicle shipping process from booking to delivery.	The Platform is used by Shippers and Carriers throughout all 50 US States to move shipments domestically with origin-destination. Profiting from the margin in 'buy' and 'sell' prices. Aimed at US Auto Transportation Market.
Universal Dispatch TMS	Carrier TMS is a cloud-based digital transportation management software designed to assist dispatchers, owner-operators, and fleet owners in better planning, executing, and optimizing their fleet and freight management in real-time.	SaaS product aimed at US Auto Transportation Market.

Car Shipping Service	Our Car Shipping Service specializes in transporting vehicles across the United States using our dedicated fleet of trucks. We guarantee safe, timely, and door-to-door delivery, ensuring a seamless experience from pickup to drop-off.	B2B/B2C direct sales, moving vehicles throughout all 50 US States. Aimed at US Auto Transportation Market.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our products compete against the technology products of some companies working in the auto transportation and automotive logistics spaces. Other competitors include auto transportation technology companies acting as car shipping marketplaces as Central Dispatch and Uship, and as digital broker such as Acertus, which have been in the space for a while, but without underpinning AI and machine learning as an advance solution. Universal Transit stands out in auto transportation with AI-driven technologies. This approach excels over traditional brokering and emerging tech competitors, and offers tailored, efficient solutions for shippers and carriers.

Customer Base

We market our platform directly to shipper and car carrier companies across the United States, targeting small, medium-sized, and enterprise-level businesses. Our network consists of over 2,500 shippers, carriers and brokers.

Supply Chain

Although the Issuer is dependent upon certain third-party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg. No. 98397564	UNIVERSAL TRANSIT	Trade Mark	02/08/2024	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5.5%	$22,000	5.5%	$67,925
Sales and Marketing (1)	29.5%	$118,000	24.5%	$302,575
Core Technology & Product Development (2)	65%	$260,000	50%	$617,500
Trucks & Trailers (3)	0%	$0	20%	$247,000
Total	**100%**	**$400,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

(1) Our Sales & Marketing expenditure will be concentrated on digital and social media campaigns, along with other promotional activities, to boost brand awareness, attract new customers and drive additional traffic.

(2) We plan to allocate these funds towards enhancing our core technology and advancing our product development roadmap. Our portfolio includes several functioning products that are currently generating revenue. However, there's a need for further refinement, including the introduction of innovative features, improvements in our machine learning capabilities, and the development of AI functionalities.

(3) These funds will be invested in expanding our fleet by purchasing additional trucks and trailers. This expansion will enable us to meet growing demand and improve our service delivery.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Giorgi Milorava	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Universal Transit Corp., 2020 – Present Responsible for business operations, leading sales, marketing, strategic planning, and execution, general CEO responsibilities, and scaling the business	Technical University of Georgia, Bachelor's degree in Economics 2008
Anzor Nishnianidze	CTO, Co-Founder and Director	CTO, Co-Founder and Director of Universal Transit Corp., 2020 – Present Responsible for guiding core technology development, executing product roadmap strategies, leading innovation in new technologies and product design, and overseeing operations related to product, software, and systems	Rensselaer Polytechnic Institute, Researcher, Electrical and Electronics Engineering 2010 Tbilisi State University of Georgia, Master of Science, Nanotechnology 2009
Beka Osepaishvili	VP of Fleet Operations, Co-Founder and Director	VP, Co-Founder and Director of Universal Transit Corp., 2020 – Present Responsible for fleet operations, carrier base increase, and execution of strategic initiatives aimed at enhancing operational efficiency and improving service delivery	Brooklyn college, B.A., Art, English, Communications and Marketing 2014

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to New Jersey Law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 350,000,000 shares of common stock of which 139,500,000 are issued and outstanding (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	139,500,000
Par Value Per Share	No par value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no outstanding options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Vehicle Loan, VIN:3C7WRSCL4PG510636
Creditor	Ally Bank
Amount Outstanding	$56,896.31
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1390.59 monthly., 10.69%
Description of Collateral	3C7WRSCL4PG510636, 2023 RAM 3500 CHASSIS
Maturity Date	02/15/2028

Type	Vehicle Loan, VIN:3C7WRTCL9LG100432
Creditor	Ally Bank
Amount Outstanding	$14,550.62
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of $1028.55 monthly., 9.29%
Description of Collateral	3C7WRTCL9LG100432, 2020 RAM 3500 CHASSIS
Maturity Date	08/06/2026

Type	Vehicle Loan, VIN:3C7WRTCL6NG200071
Creditor	Ally Bank
Amount Outstanding	$58,303.81
Interest Rate and Amortization Schedule	Term Loan 64 Months Installment payments, including principal and interest of $1339.99 monthly., 8.94%
Description of Collateral	3C7WRTCL6NG200071, 2022 RAM 3500 CHASSIS
Maturity Date	05/19/2028

Type	Vehicle Loan, VIN:3C7WRTCL2MG673738
Creditor	Ally Bank
Amount Outstanding	$42,305.77
Interest Rate and Amortization Schedule	Term Loan 48 Months Installment payments, including principal and interest of $1047.42 monthly., 6.29%
Description of Collateral	3C7WRTCL2MG673738, 2021 RAM 3500 CHASSIS
Maturity Date	07/23/2027

Type	Vehicle Loan, VIN:3C7WRTCL4MG673739
Creditor	Ally Bank
Amount Outstanding	$42,341.65
Interest Rate and Amortization Schedule	Term Loan 48 Months Installment payments, including principal and interest of $1047.42 monthly., 6.29%
Description of Collateral	3C7WRTCL4MG673739, 2021 RAM 3500 CHASSIS
Maturity Date	07/23/2027

Type	Vehicle Loan, VIN:3C7WRSCL7PG510629
Creditor	Ally Bank
Amount Outstanding	$62,534.30
Interest Rate and Amortization Schedule	Term Loan 72 Months Installment payments, including principal and interest of $1308.14 monthly., 13.12%
Description of Collateral	3C7WRSCL7PG510629, 2023 RAM 3500 CHASSIS
Maturity Date	7/25/2029

Type	Vehicle Loan, VIN:3C7WRTCL4NG200067
Creditor	Ally Bank
Amount Outstanding	$56,828.02
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1371.99 monthly., 8.69%
Description of Collateral	3C7WRTCL4NG200067, 2022 RAM 3500 CHASSIS
Maturity Date	02/19/2028

Type	Vehicle Loan, VIN:3C7WRTCLXMG578232
Creditor	Ally Bank
Amount Outstanding	$38,417.26
Interest Rate and Amortization Schedule	Term Loan 48 Months Installment payments, including principal and interest of $1049.71 monthly., 8.29%
Description of Collateral	3C7WRTCLXMG578232, 2021 RAM 3500 CHASSIS
Maturity Date	06/05/2027

Type	Vehicle Loan, VIN:3C7WRTCL7NG320333
Creditor	Ally Bank
Amount Outstanding	$64,774.94
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1495.51 monthly., 13.28%
Description of Collateral	3C7WRTCL7NG320333, 2022 RAM 3500 CHASSIS
Maturity Date	08/30/2028

Type	Vehicle Loan, VIN:3C7WRTCL2NG100145
Creditor	Ally Bank
Amount Outstanding	$38,948.35
Interest Rate and Amortization Schedule	Term Loan 51 Months Installment payments, including principal and interest of $933.03 monthly., 6.99%
Description of Collateral	3C7WRTCL2NG100145, 2022 RAM 3500 CHASSIS
Maturity Date	12/22/2027

Type	Vehicle Loan, VIN:3C7WRTCL9NG100143
Creditor	Ally Bank
Amount Outstanding	$40,843.80
Interest Rate and Amortization Schedule	Term Loan 51 Months Installment payments, including principal and interest of $976.13 monthly., 6.99%
Description of Collateral	3C7WRTCL9NG100143, 2022 RAM 3500 CHASSIS
Maturity Date	12/25/2027

Type	Vehicle Loan, VIN:3C7WRSCL9PG510633
Creditor	Chrysler Capital
Amount Outstanding	$58,270.54
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1409.17 monthly., 11.26%
Description of Collateral	3C7WRSCL9PG510633, 2023 RAM 3500 CHASSIS
Maturity Date	3/1/2028

Type	Vehicle Loan, VIN:3C7WRTCL0NG320335
Creditor	Chrysler Capital
Amount Outstanding	$63,362.30
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1388.79 monthly., 10.06%
Description of Collateral	3C7WRTCL0NG320335, 2022 DODGE CO 3500
Maturity Date	09/03/2028

Type	Vehicle Loan, VIN:3C7WRTCL0MG577767
Creditor	Chrysler Capital
Amount Outstanding	$31,045.84
Interest Rate and Amortization Schedule	Term Loan 39 Months Installment payments, including principal and interest of $938.22 monthly., 6.77%
Description of Collateral	3C7WRTCL0MG577767, 2021 DODGE CO RAM CHASSIS
Maturity Date	09/05/2026

Type	Vehicle Loan, VIN:3C7WRTCL0MG673740
Creditor	Chrysler Capital
Amount Outstanding	$43,739.65
Interest Rate and Amortization Schedule	Term Loan 48 Months Installment payments, including principal and interest of $1136.48 monthly., 9.17%
Description of Collateral	3C7WRTCL0MG673740, 2021 RAM 3500 CHASSIS
Maturity Date	08/06/2027

Type	Vehicle Loan, VIN:3C7WRTCL0NG100144
Creditor	Chrysler Capital
Amount Outstanding	$35,945.93
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of $1145.28 monthly., 9.66%
Description of Collateral	3C7WRTCL0NG100144, 2022 RAM 3500 CHASSIS
Maturity Date	11/06/2026

Type	Vehicle Loan, VIN:3C7WRTCL2NG200066
Creditor	Chrysler Capital
Amount Outstanding	$51,853.18
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1176.07 monthly., 7.71%
Description of Collateral	3C7WRTCL2NG200066, 2022 RAM 3500 CHASSIS
Maturity Date	03/10/2028

Type	Vehicle Loan, VIN:3C7WRTCL6NG100147
Creditor	Chrysler Capital
Amount Outstanding	$36,948.76
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of $1235.53 monthly., 9.49%
Description of Collateral	3C7WRTCL6NG100147, 2022 RAM 3500 CHASSIS
Maturity Date	10/13/2026

Type	Vehicle Loan, VIN:3C7WRTCL4NG100146
Creditor	Chrysler Capital
Amount Outstanding	$37,443.41
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of $1235.53 monthly., 9.49%
Description of Collateral	3C7WRTCL4NG100146, 2022 RAM 3500 CHASSIS
Maturity Date	10/13/2026

Type	Vehicle Loan, VIN:3C7WRTCL9NG320334
Creditor	Chrysler Capital
Amount Outstanding	$62,557.94
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1397.53 monthly., 10.78%
Description of Collateral	3C7WRTCL9NG320334, 2022 DODGE CO 3500
Maturity Date	9/14/2028

Type	Vehicle Loan, VIN:3C7WRTCL3NG220021
Creditor	Chrysler Capital
Amount Outstanding	$50,401.43
Interest Rate and Amortization Schedule	Term Loan 51 Months Installment payments, including principal and interest of $1337.49 monthly., 7.91%
Description of Collateral	3C7WRTCL3NG220021, 2022 RAM 3500 CHASSIS
Maturity Date	07/18/2027

Type	Vehicle Loan, VIN:3C7WRTCL4NG318362
Creditor	Chrysler Capital
Amount Outstanding	$42,070.57
Interest Rate and Amortization Schedule	Term Loan 57 Months Installment payments, including principal and interest of $949.71monthly., 9.99%
Description of Collateral	3C7WRTCL4NG318362, 2022 RAM 3500 CHASSIS
Maturity Date	7/18/2028

Type	Vehicle Loan, VIN:3C7WRTCL7JG408888
Creditor	Chrysler Capital
Amount Outstanding	$11,742.02
Interest Rate and Amortization Schedule	Term Loan 30 Months Installment payments, including principal and interest of $1013.81 monthly., 10.87%
Description of Collateral	3C7WRTCL7JG408888, 2018 DODGE CO RAM CHASSIS
Maturity Date	5/20/2026

Type	Vehicle Loan, VIN:3C7WRTCL0NG318360
Creditor	Chrysler Capital
Amount Outstanding	$49,481.20
Interest Rate and Amortization Schedule	Term Loan 57 Months Installment payments, including principal and interest of $1143.29 monthly., 10.74%
Description of Collateral	3C7WRTCL0NG318360, 2022 RAM 3500 CHASSIS
Maturity Date	7/21/2028

Type	Vehicle Loan, VIN:3C7WRTCL0PG525138
Creditor	Chrysler Capital
Amount Outstanding	$67,183.43
Interest Rate and Amortization Schedule	Term Loan 72 Months Installment payments, including principal and interest of $1342.57 monthly., 12.32%
Description of Collateral	3C7WRTCL0PG525138, 2023 DODGE CO 3500
Maturity Date	10/21/2029

Type	Vehicle Loan, VIN:3C7WRTCL9PG525137
Creditor	Chrysler Capital
Amount Outstanding	$66,749.34
Interest Rate and Amortization Schedule	Term Loan 72 Months Installment payments, including principal and interest of $1342.57 monthly., 12.32%
Description of Collateral	3C7WRTCL9PG525137, 2023 DODGE CO 3500
Maturity Date	10/21/2029

Type	Vehicle Loan, VIN:3C7WRTCL6NG292105
Creditor	Chrysler Capital
Amount Outstanding	$59,590.09
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1294.55 monthly., 9.2%
Description of Collateral	3C7WRTCL6NG292105, 2022 RAM 3500 CHASSIS
Maturity Date	9/26/2028

Type	Vehicle Loan, VIN:3C7WRTCL7MG541235
Creditor	Chrysler Capital
Amount Outstanding	$30,358.05
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of $1214.98 monthly., 8.13%
Description of Collateral	3C7WRTCL7MG541235, 2021 DODGE CO RAM CHASSIS
Maturity Date	5/29/2026

Type	Vehicle Loan, VIN:3C7WRTCL0NG378395
Creditor	Chrysler Capital
Amount Outstanding	$57,936.94
Interest Rate and Amortization Schedule	Term Loan 51 Months Installment payments, including principal and interest of $1505.52 monthly., 9.42%
Description of Collateral	3C7WRTCL0NG378395, 2022 DODGE CO 3500
Maturity Date	11/30/2027

Type	Vehicle Loan, VIN:3C7WRSCL3NG407575
Creditor	Huntigton
Amount Outstanding	$55,054.29
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1262.17 monthly., 7.39%
Description of Collateral	3C7WRSCL3NG407575, 2022 RAM 3500 Chassis
Maturity Date	3/14/2028

Type	Equipment Loan
Creditor	NewLane
Amount Outstanding	$29,197.84
Interest Rate and Amortization Schedule	Term Loan 48 Months Installment payments, including principal and interest of $558.5 monthly., 13.45%
Description of Collateral	-
Maturity Date	12/15/2027

Type	Vehicle Loan, VIN:3C7WRTCL9NG200064
Creditor	TD Bank
Amount Outstanding	$53,689.71
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1230.51 monthly., 5.84%
Description of Collateral	3C7WRTCL9NG200064, 2022 RAM 3500 Chassis
Maturity Date	3/10/2028

Type	Vehicle Loan, VIN:3C7WRSCL0NG379332
Creditor	TD Bank
Amount Outstanding	$56,220.71
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $1330.79 monthly., 8.19%
Description of Collateral	3C7WRSCL0NG379332, 2022 RAM 3500 Chassis
Maturity Date	2/14/2028

Type	Vehicle Loan, VIN:3C7WRTCL7NG142374
Creditor	Valley Bank
Amount Outstanding	$50,370.35
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of $967.69 monthly., 4.44%
Description of Collateral	3C7WRTCL7NG142374, 2022 RAM 3500 Chassis
Maturity Date	10/19/2028

Type	Vehicle Loan, VIN:3C7WRSCL0NG315534
Creditor	Valley Bank
Amount Outstanding	$57,107.12
Interest Rate and Amortization Schedule	Term Loan 72 Months Installment payments, including principal and interest of $1042.48 monthly., 8.14%
Description of Collateral	3C7WRSCL0NG315534, 2022 RAM 3500 Chassis
Maturity Date	9/30/2029

Type	Equipment Loan
Creditor	Kabbage Funding
Amount Outstanding	$45,027.94
Interest Rate and Amortization Schedule	Term Loan 12 Months Installment payments, including principal and interest of $4,518 monthly., 25.85%
Description of Collateral	-
Maturity Date	02/16/2024

Type	Equipment Loan
Creditor	PayPal Loan
Amount Outstanding	$13,724.52
Interest Rate and Amortization Schedule	Term Loan 12 Months Installment payments, including principal and interest of $1,571.06. weekly., 16.7%
Description of Collateral	-
Maturity Date	02/27/2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Giorgi Milorava	46,500,000 shares of Common Stock	33.33%
Anzor Nishnianidze	46,500,000 shares of Common Stock	33.33%
Beka Osepaishvili	46,500,000 shares of Common Stock	33.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2024 the Issuer had an aggregate of $27,997 in cash and cash equivalents. The company is currently profitable and any additional investment in the future will be to accelerate growth and not to support current levels of operation.

Liquidity and Capital Resources

We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The company does not need to successfully complete the offering in order to continue its operations.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future, except as set forth in the "Use of Proceeds" section hereof relating to expand fleet size by purchasing additional trucks and trailers.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

Over the past three years, the Issuer has not engaged in any securities offerings.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in- law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: In 2021, the Co-Founders of the Issuer, Giorgi Milorava, Anzor Nishnianidze and Beka Osepaishvili, provided capital contributions to the Issuer in the amount of $210,000, with each contributing $70,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.universaltransit.com. The Issuer

must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Universal Transit Corp.
_____
(Issuer)

By:/s/ Giorgi Milorava
_____
(Signature)

Giorgi Milorava
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Giorgi Milorava
_____
(Signature)

Giorgi Milorava
_____
(Name)

Director
_____
(Title)

April 22, 2024
_____
(Date)

/s/ Anzor Nishnianidze
(Signature)

Anzor Nishnianidze
(Name)

Director
(Title)

April 22, 2024
(Date)

/s/ Beka Osepaishvili
(Signature)

Beka Osepaishvili
(Name)

Director
(Title)

April 22, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Universal Transport, Corp.

FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2023 and 2022
WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Renisha Lane, CPA
28475 Greenfield Road Suite 113 PB 1317
Southfield, MI 48076
248-905-1854
Rlane422@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

I have reviewed the accompanying combined statements of Universal Transport, Corp. which comprise the balance sheet as of December 31, 2023 and 2022, and the related income statement, statement of cash flows, and statement of stockholder's equity for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
The Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Universal Transport, Corp. and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Renisha Lane, CPA #1101030069
Southfield, Michigan
February 25, 2024


Universal Transport Corp.
CONSOLIDATED BALANCE SHEET
As of December 31, 2023 and 2022


		2023		**2022**
ASSETS				
Current Assets		**2023**		**2022**
Cash and Cash Equivalents		57,621		6,943
Account Receivable (A/R)		239,697		-
Inventory Assets		48,789		-
Prepaids		212,600		-
Total Current Assets		$ **558,707**	$	**6,943**
Property and Equipment				
Land:		6,178		-
Machinery and Equipment, Net:		1,215,857		610,933
Furniture and Fixtures, Net:		37,850		-
Other Intangibles Assets, Net:	Note 3	596,762		221,814
Total Property and Equipment Assets		**$1,856,646**		**$832,747**
Total Assets		**$2,415,353**		**$839,690**
LIABILITIES STOCKHOLDERS' EQUITY				
Current Liabilities				
Account Payable (A/P)		185,135		580,442
Taxes Payable		9,527		8,939
Credit Card		94,975		4,240
Short Term Portion - Long Term Debt	Note 4	402,186		-
Total Current Liabilities		**$691,823**		**$593,621**
Long-Term Liabilities				
Long Term Debt	Note 4	1,432,610		-
Total Long-Term Liabilities		**$1,432,610**		**$0**
Total Liabilities		**$2,124,433**		**$593,621**
Shareholder's Equity				
Paid-In Capital (Founders):		210,000		210,000
Common Stock				
(139,500,000 outstanding @ $0 Par Value	Note 5	-		-
Retained earning:		80,919		36,069
Total Equity		**$290,919**		**$246,069**
TOTAL LIABILITIES & EQUITY:		**$2,415,353**		**$839,690**


See the Independent Accountant's Review Report


Universal Transport Corp.
CONSOLIDATED INCOME STATEMENT
For Years Ending December 31, 2023 and 2022

			2023		2022
Revenue			9,681,210		8,078,169
Cost of Revenue			5,383,838		6,047,614
Gross Profit		**$**	**4,297,372**	**$**	**2,030,555**
Operating Expenses					
Advertising & Marketing			16,646		1,579
General and Administrative	*Note 8*		3,597,229		1,543,426
Total Operating Expenses		**$**	**3,613,874**	**$**	**1,545,005**
Net Operating Income		**$**	**683,498**	**$**	**485,550**
Other Income					
Reward Income			13,625		2,125
Total Other Income		**$**	**13,625**	**$**	**2,125**
Other Expenses					
Depreciation and amortization		$	652,273	$	451,606
Total Other Expenses		**$**	**652,273**	**$**	**451,606**
Net Other Income		**$**	**(638,647)**	**$**	**(449,481)**
Net Income		**$**	**44,850**	**$**	**36,069**

See the Independent Accountant's Review Report


Universal Transports Corp.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2023 and 2022


	2023	2022
Operating Activities		
Net Income (Loss)	44,850	36,069
Adjustment to reconcile Net Income to Net Cash provided by Operations:		
Depreciation	652,273	451,606
Accounts Payable and Accrued Expenses	(359,416)	(324,554)
Accounts Receivable	(16,936)	122,761
Credit Card	60,735	(34,240)
Inventory	(28,789)	-
Prepaid Expenses	212,600	-
Customer Deposits	58,542	24,533
Total Adjustment to reconcile Net Income to Net cash provided by operations	579,009	240,106
Net Cash provided by (used in) Operating Activities	$ 623,860	$ 276,175
Investing Activities		
Purchase of Equipment, Furniture &Fixtures, Vehicles & Leasehold Improvements	(838,875)	(882,850)
Purchase of Websites and Software Development	(399,849)	-
Net cash Provided by (used by) Investing Activities	$ (1,238,724)	$ (882,850)
Financing Activities		
Proceeds from Loans payable	158,281	52,452
Proceeds from Member's Contributions	103,513	-
Shareholders Equity	403,749	522,280
Net Cash provided by (used in) Financing Activities	$ 665,543	$ 574,732
Cash at the beginning of period	6,943	38,886
Net Cash Increase (decrease) for period	50,678	(31,943)
Foreign Exchange Loss	-	-
Cash at the end of the period	$ 57,621	$ 6,943


See the Independent Accountant's Review Report


Universal Transports Corp.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
For Years Ending December 31, 2023 and 2022

| | Common Stock | | Additional Paid-in | Retained Earnings | Total Shareholders' |
	# of shares	$ at par	Capital (Founders)		Equity
Balance as of January 1, 2022	200	No Par Value	$ 210,000.00	$ -	$ 210,000.00
Issuance of common stocks to *existing shareholders (Corporate Restructuring and Share Reorganization)*	139,500,000	0			0
Net Income				36,069.00	36,069.00
Balance as of December 31, 2022	139,500,000	No Par Value	$ 210,000.00	$ 36,069.00	$ 246,069.00
Net Income				44,850.41	44,850.41
Balance as of December 31, 2023	139,500,000	No Par Value	$ 210,000.00	$ 80,919.41	$ 290,919.41

See the Independent Accountant's Review Report

Universal Transports Corp.
NOTES TO COMBINED FINANCIAL STATEMENTS
For Years Ending December 31, 2023 and 2022

NOTE 1 ORGANIZATION

Universal Transports, Corp (hereafter "The Company). The Company is an AI-powered auto transport platform, streamlining entire process of vehicle shipping with advanced load matching, dynamic pricing, predictive analysis, and efficient operations for customers and carriers. The Company was incorporated in 2020 in the state of New Jersey.

The Company's fiscal year is December 31st.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company's financial instruments include cash, other assets and accounts payable. The Company's value of these financial instruments approximates fair value due to their short-term nature. Financial instruments that potentially subject the Company to credit risk include cash. The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Accounts Receivable</u>

The Company's accounts receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023 and 2022, the Company has recorded $0 as an allowance for doubtful accounts.

<u>Inventory</u>

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2023 and 2022 the balance of inventory related to finished goods was $48,789 and $0, respectively.

<u>Property and Equipment</u>

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever

See the Independent Accountant's Review Report.

events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Long-term loan

Long-term loans are measured at the principal amount with interest on the principal amount outstanding.

Concentrations of Credit Risk

From time to time, cash balances held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon providing home health care services.

Other income

Other income is recognized on an accrual basis or when the Company's right to receive payment is established.

Income Taxes

Income taxes are provided based on current enacted and applicable income tax rates. Current and deferred income taxes are calculated based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net income during fiscal years 2023 and 2022. The Company is subject to franchise and income tax filing requirements in the State of New Jersey.

Advertising Expenses

The Company expenses advertising costs as they are incurred. As of December 31, 2023 and 2022, advertising and marketing expenses were $16,646 and $1,579, respectively.

Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – INTANGIBLE ASSETS

Capitalized Internal-Use Software Costs
The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are

See the Independent Accountant's Review Report.

incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal- use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. The balance on intangible assets as of December 31, 2023 and 2022, net amortization is $596,762 and $221,814, respectively.

NOTE 4 - DEBT

As of December 31, 2023 and 2022, debt liabilities were $1,834,796 and $0, respectively. Long-term debt is comprised of the following:

Long Term Debt

Auto Loans		1,645,867
Kabbage Funding		45,029
New Lane		29,198
Paypal		13,724
Security Deposits		100,978
Total $		**1,834,796**

Short - Term Portion		402,186
Long - Term Portion		1,432,610
Total $		**1,834,796**

NOTE 5 - SHAREHOLDER'S EQUITY

The Company authorized 350,000,000 shares of common stock without par value, of which 139,000,000 shares were issued and outstanding as of December 31, 2023.

In the course of a strategic corporate restructuring and share reorganization initiative on October 7, 2022, the Company undertook a significant revision of its corporate charter documents. This revision expanded the authorized common stock to a total of 350,000,000 shares with no par value. Central to this reorganization was the redistribution of equity, where the initial 200 shares of common stock were reclassified and expanded into 139,500,000 shares, effectively redistributing these shares among existing shareholders. This move was aimed at aligning the company's capital structure with its long-term growth objectives.

NOTE 6 – ACQUISITION OF SHIPOPS CORP

On 12/14/2022, the Company acquired Shipops Corp, another auto transport company and motor carrier to grow fleet size. The acquisition was not subject to any regulatory approvals. The company has combined all assets and income under Universal Transport, Corp.

NOTE 7 – COMMITMENTS AND CONTINGENCIES AND COMPLIANCE WITH LAWS AND REGULATIONS
As of December 31, 2023 and 2022, the Company does not have any major commitments and contingencies including any tax liability. Further, the Company is currently complying with all relevant laws and regulations.

See the Independent Accountant's Review Report.

NOTE 8 – GENERAL AND ADMINISTRATIVE EXPENSES

	2023	**2022**
Bank Charges & Fees	6,834	11,789
Broker Services	37,565	18,614
Carrier operating penalties	55,062	10,574
Contractors	718,224	667,274
Fixed Assets Write-Off	-	60,880
Gas	2,111	136,541
Hotel	200	-
Insurance	291,391	110,431
Interest Paid	164,488	109,723
Job Supplies	224	118
Legal & Professional Services	70,042	17,243
Meal	55	-
Meals & Entertainment	1,120	3,028
Melio Credit card fee	996	1,261
Office Supplies & Software	70,162	67,764
Other Business Expenses	53,285	18,018
Parking	1,819	46,754
Purchases	310,787	146,500
QuickBooks Payments Fees	7,811	5,087
Rent & Lease	90,708	45,497
Repairs & Maintenance	1,645,117	19,058
SD Service	10,369	8,654
Licenses	7,301	588
Taxes	9,527	8,939
Trailer	-	2,823
Transportation Expense	4,346	2,523
Travel	1,156	1,913
Uncategorized Expense	10,680	7,769
Utilities	25,849	14,064
Total General and Administrative	**$ 3,597,229**	**$ 1,543,426**

See the Independent Accountant's Review Report.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

See the Independent Accountant's Review Report.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

UNIVERSAL TRANSIT CORP.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], UNIVERSAL TRANSIT CORP., a New Jersey corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $28,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)　**Termination**.　This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2.　*Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, without nominal or par value per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger

or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an

opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("Tokens") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of New Jersey, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York City, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more

particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

UNIVERSAL TRANSIT CORP.

By:
Name: Giorgi Milorava
Title: Chief Executive Officer
Address: 40 Symmes Drive, Manalapan Township, NJ 07726
Email: corporate@universaltransit.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by UNIVERSAL TRANSIT CORP. (the "SAFE") and any securities which may be issuable to Investor upon conversion of the Security (the "Conversion Securities" and together with the SAFE, the "Securities"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; provided, that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the Chief Executive Officer of UNIVERSAL TRANSIT CORP. (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; provided Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:
Date:

ISSUER:
UNIVERSAL TRANSIT CORP.

By:
Name: Giorgi Milorva, CEO
Date:

NOMINEE:

Republic Investment Services LLC

By:
Name: Antonio Namwong, President
Date:

EXHIBIT C

Video Transcript

UNIVERSAL TRANSIT CORP. Republic Video Transcript

Beka Osepaishvili (VP of Fleet Operations)

In the United States alone, over 25 million cars were transported by trucks last year. But did you know that over 40% of these trucks drive with empty mileage, wasting both time and resources? The cost to the industry? Billions.
Traditional car shipping is fraught with inefficiencies: fragmented market, unoptimized routes, unclear pricing, endless phone calls, and excessive paperwork. It's a system LONG overdue for a revolution.

Giorgi Milorava (CEO)

We are on a mission to change the way cars are booked, priced, and shipped with our intelligent platform. It is not just a tool; it's a trusted logistics partner, powered by Artificial Intelligence and Machine Learning algorithms. Effortlessly linking shippers, carriers, brokers, and dispatchers with unprecedented efficiency and real-time collaboration.

Anzor Nishnianidze (CTO)

We're not just eliminating empty driving—we're turning empty miles into revenue without compromising the primary haul. So, Carriers can easily connect their capacity to Universal Transit's load pool, find the best load deals and navigate through optimized, most profitable routes.

It's also a winning solution for shipper. They gain real-time access to the necessary shipping capacity, exactly when and where it's needed. Our AI-driven load-matching and instant dynamic quoting, coupled with our user-friendly software, give shippers greater visibility, cost-effective solutions and peace of mind.

Unlike Traditional Brokering services, Our digital approach automates the entire car shipping process, from load assignment to delivery, reducing dispatcher intervention and enabling management of thousand of shipments simultaneously.

Beka Osepaishvili (VP of Fleet Operations)

The industry has deliberately made this difficult until now. The owner operators and small fleet owners who make up to over 80% of the Auto Transportation multi-billion industry are leaving millions of dollars on the table.

Our technology has already significantly enhanced operational efficiency and profitability within our network. We've achieved an impressive increase in truck load carrying capacity, exceeding the industry average by over 25%. Additionally, our advanced approach has boosted route profitability up to 5%. Most notably, through our superior dynamic pricing model, we've managed to offer shippers savings exceeding 10%, delivering unparalleled value.

Giorgi Milorava (CEO)

Last year alone, we generated over $9.5 million in revenue, facilitated the transportation of over 500,000 vehicles, and expanded our network to over 2,500 members. This success is a testament to our team's expertise in high-tech, auto transportation, and automation.

Now, we're gearing up for our next growth phase—expanding nationwide, increasing customer base, and enhancing our platform with innovative features.

Imagine a world, where uploading your car shipping details seamlessly connects you with multiple carriers, tailored to your custom needs, offering dynamic pricing and timely delivery without compromising quality. That's the world we're building at Universal Transit.

Join us to reinvent the future of auto transportation. Become an investor in Universal Transit today.

EXHIBIT D

"Testing the Waters" Material



Republic

Company Name Universal Transit

Logo



Headline Reinventing Auto Transportation with AI, saving millions in time and resources

Slides



UNIVERSAL TRANSIT
INTELLIGENT PLATFORM
A New Way of Auto Transportation
Innovating Car Shipping with Advanced AI-Powered Transport Solution
9:41
7 Stops to go
Navigate
2255 N Main St, Walnut Creek, CA 94596
Vehicle Pickup
Dealership
1554-1538 La Vita Dr, Stockton, CA 95201
Vehicle Delivery
UNIVERSAL TRANSIT
MENU
Dashboard
Draft Orders
ORDERS
All Orders
Delivered
Delayed
In Progress
Accepted
Flagged
Pending
Cancelled
EXTRAS
FAQ
Support Ticket
Welcome back, Bob !
Next-Gen Loadboard for Superior Auto Transport
Ongoing Delivery
Order ID
XK45J
Pending Orders
Pickup Location
Delivery Location
Fremont, OH 43420
Los Angeles, CA 91403
New Castle, DE 19720
San Francisco, CA 94105
Minneapolis, MN 55420
Los Angeles, CA 91403

Tags B2B, AI & Machine Learning, SaaS, Automotive, Software, $5M+ revenue, Bootstrapped, Profitable

Summary

- Generated $9.6+ million in revenue in 2023, without external investments
- Load carrying capacity of over 75% with 25% improvement of industry average
- 2,500+ carrier & broker network with 200% growth
- SOM market is projected to reach $21 Billion by 2030, with 5.9% CAGR
- Disruptive AI and Machine Learning technology to drive innovation
- Remarkable performance across key metrics, all with low marketing spend
- Multi-billion-dollar M&A transactions in Auto Transportation sector

Problem

Modern Challenges Demand Modern Logistics Solutions

Trying to keep cars shipping **fast, cost-effectively,** and with any level of predictability, is challenging enough in conventional times. Add to that the **instability and disruptions in today's supply chain**, and the challenges can appear almost overwhelming.



"OLD FASHIONED" AUTO TRANSPORATION INDUSTRY
Unclear Pricing
Paper-Based
Unoptimized Routes
Endless Phone Calls
Fragmented Market

With over 40% of trucks running partially empty on each trip and billions of dollars in earnings lost yearly, it's easy to see that the auto transportation industry has a **problem with utilization.**

Yet, only about 20% of industry players are reaching maximum operational performance, with the **remainder struggling to optimize operations and maximize profits**.

MARKET INEFFICIENCIES



⬆ **30%**
Shipping Cost



⬇ **20%**
Driver Profit



40%
of shippers moved partially empty truckloads in 2023



WASTED SPACE

60% of processes are manual

80% of data is not analyzed

Solution

Ushering in a New Era of Efficient and Profitable Auto Transportation

 At Universal Transit, we're combining human expertise with sophisticated machine intelligence to help our customers adeptly **navigate through this dynamic auto transportation market** and stay on top of this ever-changing landscape. With unparalleled market insights and cutting-edge AI solutions, we create a robust and scalable network strategy that balances **immediate predictability** and **long-term flexibility**.

Our advanced technology drives **outstanding performance across all key metrics** , including on-time pickups and deliveries, as well as a significantly enhanced **load carrying capacity rate and route profitability.**

MORE EFFICINET, MORE PROFITABLE

Route Profitability

⬆**15%**

10%
Empty Space

On Time Delivery **90%**

Dynamic Rates

$2,570	12:45	09/28/2023
$2,760	16:42	09/28/2023
$2,900	07:25	09/29/2023

Optimized Routing


Dayton, OH → **Beverly, MA**
Wed, Sep 28   Fri, Sep 30

Optimal Matching


◆ Carriers ◇ Shippers

Pooling Index
High odds to pool   **90%**

We Make the Process Easier: Where Simplicity Meets Efficiency


LOAD ASSIGNED
MATCHING
PRICING
ROUTING
LOAD DELIVERED
TRADITIONAL BROKERING
Shipments one by one
Brokers manually locate trucks that are currently available
Gather proposals from potential carriers and engage in bid negotiations
Dispatchers manually plan each trip, with full-time commitment. Lack of real-time adaptability
CALCULATED IN HOURS: Bulk calls or emails
LOAD ASSIGNED
AUTOMATE MATCHING & PRICING & ROUTING
LOAD DELIVERED
UNIVERSAL TRANSIT
Thousands of shipments at a time
Algorithms select and match the most suitable trucks
Dynamic pricing is generated and presented to carriers. They accept directly or place bids
Trips are auto-created with dynamic adaptability, selecting optimal routes, and requiring minimal dispatcher intervention
CALCULATED IN MINUTES: Zero calls or emails

Product

Tech-Driven Unified Platform

We are transforming auto transport through **efficiency and innovation**, achieving unparalleled operational excellence, and ensuring seamless integration within **Universal Transit's unified intelligence platform**.


DIGITAL FREIGHT PLATFORM
AI-POWERED
DASHBOARD
UNIVERSAL TRANSIT
REAL TIME TRACKING
CAPACITY MEASUREMENT
TRIP PROFITABILITY
DRIVERS PERFORMANCE
DATA ANALYTICS
SCHEDULE OPTIMIZER

With our many-to-many, AI-driven load matching system, dynamic pricing, advanced automation tools, and data-driven insights, **our all-in-one platform** is tech-empowered to elevate performance for all involved parties.


SHIPPER
CARRIER
BROKER
DISPATCHER
DRIVING UP PROFIT, DRIVING DOWN EFFORT
Real-time access to capacity for custom shipping when it is needed, where it is needed
TURNING EMPTY MILES INTO REVENUE
Drives more with less empty space. Fills the truck's empty space and stays on the road longer, while generating more revenue and increasing profitability
Enhancing operational efficiency through our extensive network and Intelligent Matching Algorithms enabling Efficient Paring of shippers and carriers for optimal deals
Dispatching from anywhere and Elevating dispatch operations. Featuring AI trip building schedule optimizer real-time monitoring and seamless communication tools

Designed to synchronize the auto transport sector, our ecosystem ties all stakeholders together, **from brokers to fleet operators** , ensuring **seamless logistics** and **unparalleled user experiences.**



Traction

We Act, We Show, We Prove

We have the demand, and we're already witnessing **significant revenue growth**, achieved independently **without external funding** .



The **remarkable performance in all key metrics** highlights our strategic alignment with market needs, operational excellence, and dedicated commitment to customer satisfaction.

In 2023 alone, we...

PERFORMANCE



2500+
200% GROWTH

CARRIER & SHIPPER NETWORK



OVER
500,000
VEHICLES

FACILITATED THE TRANSPORT



95
65% GROWTH

WORLDWIDE STAFF



RATING OF OVER
95%

CUSTOMER SATISFACTION



OVER
75%
25% IMPROVEMENT OF INDUSTRY AVERAGE

LOAD CARRYING CAPACITY



INCREASE
1000%

BRAND AWARENESS

AS SEEN ON

BUSINESS INSIDER · Nasdaq · yahoo! finance

builtin · TECH+TiMES · Food Logistics · Inc.

BENZINGA · SUPPLY & DEMAND CHAIN EXECUTIVE · CDLLIFE

Universal Transit Named 2023 Top Tech Startup by Supply & Demand Chain Executive and Food Logistics.

This award spotlights top software and technology startups in the supply chain and logistics space, implementing tools such as __AI, Automation, Real-Time Transportation Visibility and Smart Data Capture.__

AWARD

Top Tech Startup Awards **2023**

SDC SUPPLY & DEMAND CHAIN EXECUTIVE®   Food Logistics®

Business Model

Hybrid Model Blends Tech & Service for Complete Transport Solutions

Universal Transit's Hybrid Model merges technology and diverse services for comprehensive auto transport solutions. __Our cloud-based SaaS platform__ supports owner-operators and fleet owners, while our __B2B and B2C solutions__ assist shippers in optimizing their custom auto transportation needs.

The core is a __tech-based car shipping marketplace__, profiting from the margin in __'buy' and 'sell' prices__, alongside our trucking operations.

Additionally, our __Universal Dispatch SaaS product__ offers a subscription-based TMS for real-time fleet and freight management.

Revenue streams include Car Shipping Charges, TMS Subscriptions, Brokerage & Carrier Management Fees.

Market

The Market is Massive and is Only Getting Bigger!

Auto transportation in the U.S. is not just a necessity but a preferred choice for many. In fact, with **over 283 million vehicles** registered, and **10 million new** and **6,9 million imported vehicles** in **2022 alone**, the industry reflects a significant trend. Moreover, the vibrant used vehicle market, with **nearly 40 million vehicles changing hands**, underscores this preference.

Remarkably, about __75% of these vehicles are transported by trucks__, indicating a massive reliance on this mode of transport in the American lifestyle.



AUTO TRANSPORTATION AND AUTOMOTIVE LOGISTICS MARKET BY 2030

The North America Automotive Logistics

$549B

$114B

$21B

US Auto Transportation Market

Global Automotive Logistics

Compound Annual Growth Rate (CAGR)

7.2%

6.1%

5.9%

89% of the carrier companies **own less than 6 trucks**

70% of the market is made up of **smaller, regional auto transport companies**

Competition

Unique AI-Driven Tools for Shippers and Carriers

UNIVERSAL TRANSIT HARNESSES AI IN MULTIPLE CRITICAL WAYS



DYNAMIC PRICING
Considering Demand, Distance, And Route Complexity To Offer Real-Time, Competitive Pricing Without Negotiation



OPTIMAL ROUTING
Cutting Delivery Times, Saving Fuel, And Reducing Costs



DATA INSIGHTS
Processing Heaps Of Data, Offering Valuable Insights On

Customer Behavior   Industry Trends

Operational Enhancements



LOAD MATCHING
Matching Carriers to Compatible Loads, Streamlining Bookings & Maximizing Vehicle Capacity, Reducing Emissions



PREDICTIVE ANALYTICS
Forecasting Transportation Needs, Helping Carriers Choose Profitable Routes, Enabling Informed Shipper Decisions

We believe we've got a significant advantage over our competitors: Universal Transit stands out in auto transportation with AI-driven technologies. This approach excels over traditional brokering and emerging tech competitors, and offers tailored, efficient solutions for shippers and carriers.

ARTIFICIAL INTELLIGENCE

Our AI algorithm is a work in progress, constantly learning and improving to make logistics better for all stakeholders involved. It is a strategic advisor in its early stages, providing personalized guidance, enabling better decision-making, and utilizing expensive technologies in a most affordable way.

As our algorithm continues to evolve, it will unlock the full potential of logistics operations and help our customers achieve success in today's competitive and dynamic market.

Vision

Universal Transit Exists to Make the Vehicle Logistics Better

At Universal Transit, we're driven to remove the complexity from logistics and ship the world's cars through innovations.

One of our nearest goals is to **reduce empty truck miles** in our network by **up to 90%**, addressing an issue that costs the industry **billions of dollars** and significantly impacts emissions. In concert with this, we aim to **reduce operational costs by up to 15%**, further enhancing our efficiency and cost-effectiveness.

With our sights set on growth that parallels the expansion of the multi-billion-dollar North America Automotive Logistics Market, we are poised to **become the premier choice for vehicle hauling** within the next three years.

Founders

We invested $210,000 of our own money, aiming to establish Universal Transit as a game-changer in auto transportation.

We founded Universal Transit with a clear mission: to **revolutionize the way cars are booked, priced, and shipped.**

Our team of seasoned professionals has over 10 years of experience in **automation, high-tech, and fleet management.** We are deeply involved in the day-to-day operations, always looking for new ways to solve modern challenges with innovative solutions.

We're not just investors in this company; we are its driving force.



GEORGE MILORAVA
CEO



ANZOR NISHNIANIDZE
CTO



BEKA OSEPAISHVILI
VP OF FLEET OPERATIONS

Summary

Let's Transform the Way Vehicles Ship Together!

Imagine a world where logistics transcends its limitations, where each truck ride is not just efficient but enjoyable, where logistics are simple and sustainable, and where every step of the truck journey feels like a leap forward. **This is the world Universal Transit is crafting, one innovative solution at a time.**

This isn't just innovation; it's a fundamental reimagining of automotive logistics and car shipping. Most importantly, we believe our technology is for everyone who hauls car, **from small fleets to large carriers.**

JOIN US
To Revolutionize The Auto Transport Industry

Team

Chisom Ezekwem	Customer Acquisition Specialist	
Dato Tchipashvili	Backend Developer	
Avtandil Janjgava	Software Engineer	
David Gasanov	Frontend Developer	
Mikhaeli Rekhviashvili	Mobile Engineer	
Anzori Nishnianidze	Co-Founder & CTO	Responsible for guiding core technology development, executing product roadmap strategies, leading innovation in new technologies and product design, and overseeing operations related to product, software, and systems.
Beka Osepaishvili	Co-Founder & VP of Fleet Operations	Responsible for fleet operations, carrier base increase, and execution of strategic initiatives aimed at enhancing operational efficiency and improving service delivery.
Sergi Lomtadze	Backend Developer	
George Milorava	Co-Founder & CEO	Responsible for business operations, leading sales, marketing, strategic planning, and execution, general CEO responsibilities, and scaling the business.
Nikoloz Kodua	Head of Dispatch Department	
Giorgi Elbakidze	Fleet Manager	
Shadab Khan	Digital Marketing Manager	
Besik K.	Software Development Team Lead	
Ana Kvirikashvili	Training Manager	
George Beganashvili	Senior Outsourced Team Lead	
Vincent Shaw	Sales Team Lead	
Ani Darchia	Customer Success Manager	

Perks

$500	Your name listed as "investor" on our website
$2,500	Everything above + Own a piece of Universal Transit history with a limited-edition branded gear Receive 10% off first order on our service VIP investor status
$5,000	Everything above + Receive 15% off first order on our service Bronze investor status
$10,000	Everything above + Receive 20% off first order on our service Universal Transit premium welcome kit for investors only Silver investor status
$25,000	Everything above + Private cocktail & charcuterie party with all our top investors Gold investor status
$50,000	Everything above + Virtual meeting with CEO and Founders Platinum investor status
$100,000	Everything above + In-person meeting with CEO and Founders Brand Ambassador badge

FAQ

Considering Universal Transit's profitability, will investors receive dividends if the company continues to generate profits?	We currently do not have plans to provide dividends.
Do you take credit cards for payments	Republic supports multiple payment methods. They do except credit and debit cards, ACH transfers from US bank accounts and wire transfers from any, including international, bank accounts.
My question is not listed here. How can I get in touch with the company directly?	Please email your question to corporate@universaltransit.com and a member of our team will get back to you shortly.
What are the tax implications of an equity crowdfunding investment?	We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.
What are the potential rewards of investing in Universal Transit?	Investing in Universal Transit provides the opportunity to be part of a company at the forefront of transforming the auto transportation industry through innovative technology. While all investments carry risk and there can be no guarantee of financial returns, investors have the chance to support and contribute to a solution aimed at addressing significant logistics challenges. We believe in the growth potential of our market and our company's mission to bring positive changes to auto transportation logistics. Investors are encouraged to review all offering materials and consider the risks and rewards involved.
What are the risks of investing in Universal Transit?	As with any investment, there are risks involved, including market risks, operational challenges, and competition. We encourage investors to review our disclosures on our campaign page for a detailed understanding.
How will Universal Transit use the funds raised?	Funds raised will be directed towards further development of our AI-driven platform, expanding our carrier and shipper network, and enhancing our technological capabilities to serve the auto transportation market more effectively.
How does Universal Transit use AI?	Our platform employs AI for dynamic pricing, advanced load matching, optimal routing, and predictive analytics, enhancing efficiency and decision-making in vehicle logistics.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| When can I redeem my bonus perks? | Instructions for redemption of perks will be provided following the final close of this campaign, at latest on September 30th, 2024. |

UNIVERSAL TRANSIT CORP. Form C - EXHIBIT D - TTW Communications

Template E-mail Sent to Potential Investors

Hello Future Innovator,

I'm George Milorava, CEO and Co-founder of Universal Transit, an AI-powered auto transportation platform. Today marks a pivotal moment as we invite you to join our crowdfunding campaign on Republic https://republic.com/universal-transit.

Our mission is bold – to lead the charge in transforming how cars are booked, shipped, and delivered. Your investment can fuel this journey. With a goal of $1.235M at a $28M valuation, your support is not just an investment in Universal Transit but a stake in a streamlined and sustainable future.

In 2023 alone we:

- Generated over $9.5 million in revenue.
- Facilitated the transportation of over 500,000 vehicles.
- Improved load carrying capacity by 25%, surpassing the industry average.
- Increased our customer base by 200%, reaching a network of over 2,500 carriers and shippers.
- Won the Top Tech Startup Award 2023 in categories including AI, automation, and smart data.

Curious about the impact of your investment? Let's talk. Click through to our Republic listing or reply here to dive deeper into how we're driving change.

Thank you for considering this investment opportunity. Together, we can supercharge the future of auto transportation.

All the best,

George Milorava
Co-founder, CEO at Universal Transit

Recipient of the ***2024 Pros to Know Award by Supply & Demand Chain Executive***

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Universal Transit Exclusive Early Bird Access

1. This is your chance to be a part of the Universal Transit revolution, a leader in AI-driven auto transportation.
2. Explore the Universal Transit campaign on the Republic platform, where your early investment could set the stage for an industry-defining move.
3. Investments over $500 will gain access to a suite of perks ― from exclusive discounts to VIP status!

In 2023 alone, we have:

Pioneering AI in Logistics: Won the Top Tech Startup Award 2023 in categories of AI, automation, and smart data capture.

Exceptional Growth: Generated over $9.6 million in revenue in 2023 without external funding, outpacing the market.

Operational Efficiency: Surpassed industry standards by increasing load carrying capacity by 25%.

Proven Demand: Partnered with 2500+ carriers and brokers and facilitated the transport of over 500,000 vehicles.

Massive Opportunity: As the multi-billion-dollar auto transportation sector grows, so does our share in it.

Interested in the details behind these numbers? Visit our Republic listing for a full rundown on our strategies for advancing auto transportation.

Learn more about how you can reserve your investment by visiting Republic:

No immediate investment required — just reserve your spot.

We will ask you to confirm your investment after the round goes live — You do not need to fund now. Flexibility to change the amount you reserve or cancel your reservation at any time.

This is an exclusive opportunity to invest in Universal Transit at almost the ground floor.

*Our financial outlook is built according to 2023 & 2022 independently reviewed financials.

Investor diligence is key. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.